LETTERHEAD OF VINYL PRODUCTS, INC.

February 3, 2010

Jay Ingram, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on
Form S-1 (Registration No. 333-158254) of Vinyl Products, Inc. (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-158254) be accelerated so that the Registration Statement will become effective on the close of business on February 4, 2010 or as soon as thereafter practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VINYL PRODUCTS, INC.

By:	/s/ Gordon Knott
President